

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
William A. Cooper
Chairman and Chief Executive Officer
TCF Financial Corporation
200 Lake Street East, Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

> **Re: TCF Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 15, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed October 27, 2011**
> **File No. 001-10253**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Allowance for Loan and Lease Loss, page 56

1. We note your policy that states "Consumer real estate loans, other than troubled debt restructurings, and all leases are collectively excluded from the definition of an impaired

loan and are collectively evaluated for potential loss." Please reconcile this policy with your policy on page 67 which states "TCF considers impaired loans to include non-accrual commercial loans, equipment finance loans, inventory finance loans and consumer real estate or commercial TDRs." Also, please tell us and revise future filings to clarify how you evaluate consumer real estate loans, other troubled debt restructurings, and leases for impairment.

2.   We note your policy that states "TCF evaluates the allowance for loans and lease losses on impaired loans, non-accrual leases and certain classified loans on an individual basis, with the exception of consumer real estate troubled debt restructurings ("TDR")." Please tell us and revise future filings to explain why you do not evaluate TDR's on an individual basis and how you consider them in your allowance for loan and lease loss.

Loans and Leases, page 58

3.   We note your policy that states "Consumer real estate loans are placed on non-accrual status when the collection of interest and principal is 150 days or more past due or six payments owed." Please tell us the following so we may better understand your accounting:

- Please tell us for the past two fiscal years what percentage of loans that reach the 90 days or greater past due category migrate to the non-accrual status,

- Please tell us and disclose in future filings how you determined collectability is reasonably assured in accordance with the revenue recognition guidance of ASC 605 for loans in the 90 days or greater past due category, and

- Please tell us and consider the need to revise future filings to provide a discussion of how your policy in this area compares to those of your peers and your industry.

Exhibits

4.   Please advise the staff regarding how you concluded that the Consent Order and the Stipulation and Consent to the Issuance of a Consent Order, each dated July 20, 2010 and issued by the OCC were not material contracts or otherwise required exhibits for your 10-K and 10-Q's filed in fiscal year 2011 under Item 601 of Regulation S-K. We note that you refer to these documents to supplement your disclosure on your regulatory orders. Alternatively, please confirm that you will include these agreements as exhibits in future filings.

Form 10-Q for the Period Ended September 30, 2011

Item 1. Financial Statements

Note 5. Allowance for Loan and Lease Losses and Credit Quality Information, page 11

5.   Please revise the table presented in response to ASC 310-10-50-33 through 50-34 to more closely mirror the example set forth therein. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at (202) 551-3294 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
         Michael Jones
         TCF Financial Corporation